UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

51job, Inc.

(Name of Issuer)

Common Shares, par value U.S. $0.0001 per share

(Title of Class of Securities)

316827104

(CUSIP Number)

RECRUIT CO., LTD.

Recruit GINZA8 Bldg.

8-4-17 Ginza, Chuo-ku

Tokyo 104-8001, Japan

Telephone: 81-3-3575-5283

Facsimile: 81-3-3575-5886

Attention: Hiroshi Nishino

With a copy to:

Morrison & Foerster LLP

1-3-1 Marunouchi, Chiyoda-ku

Tokyo 100-0005, Japan

Telephone: 81-3-3214-6522

Facsimile: 81-3-3214-6512

Attention: Ken Siegel, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316827104

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
RECRUIT CO., LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions):
WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization:
Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power:
9,505,419 common shares
8 Shared Voting Power:
Zero (0)
9 Sole Dispositive Power:
9,505,419 common shares
10 Shared Dispositive Power:
Zero (0)

11	Aggregate Amount Beneficially Owned by Each Reporting Person:
9,505,419 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11):
17.2%
14	Type of Reporting Person (See Instructions)
CO

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2006. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

On June 22, 2006, the Reporting Person consummated the purchase of 1,042,501 shares of the Company from a shareholder of the Company, as set forth on Schedule 2, for total consideration of $16,429,815.76.

The purchase price for the shares was funded by the Reporting Person from working capital and general corporate funds.

Item 5. Interest in Securities of the Issuer

Sub-Items (a) and (b) of Item 5 are hereby amended and restated as follows:

(a)	Pursuant to the stock purchase agreement, the Reporting Person has acquired 9,495,419 common shares of the Company, and currently owns an aggregate of 9,505,419 common shares of the Company (including 10,000 common shares owned prior to execution of the stock purchase agreement), which represents approximately 17.2% of the total common shares of the Company issued and outstanding as of May 31, 2006.

(b)	The Reporting Person possesses sole power to vote and to dispose of 9,505,419 ordinary shares of the Company.

Item 7. Material to Be Filed as Exhibits

No exhibits are attached to this Amendment No. 1. The following exhibits, however, were attached to the Schedule 13D, filed with the Securities and Exchange Commission on April 21, 2006.

No.	Exhibit
99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers.

99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RECRUIT CO., LTD.

By:	/s/ Hiroyuki Honda
Name:	Hiroyuki Honda
Title:	Director and Senior Vice President

Schedule 2

Seller	Common Shares Sold	Consideration
Michael Lei Feng	1,042,501	$16,429,815.76
TOTAL	1,042,501	$16,429,815.76